                          CoolBrands International Inc.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2004.

CoolBrands International Inc.
Consolidated Balance Sheets (Restated)
as at November 30, and August 31, 2004
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars)

                                           November 30,   August 31,
                                               2004          2004
                                           ------------   ----------
                                            (Unaudited)
Assets
Current assets:
   Cash                                      $ 42,753      $ 36,277
   Investments                                 28,050        28,050
   Receivables, net                            66,416        67,152
   Receivables - affiliates                     2,934         3,883
   Inventories                                 50,490        49,076
   Prepaid expenses                             2,509         1,203
   Deferred income taxes                        5,060         4,907
                                             --------      --------
Total current assets                          198,212       190,548

Deferred income taxes                          13,835        13,711

Property, plant and equipment                  30,073        28,730

Intangible and other assets                    12,261        12,180

Goodwill                                       74,779        72,088
                                             --------      --------
                                             $329,160      $317,257
                                             ========      ========
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                          $ 42,274      $ 37,506
   Payables - affiliates                          399           850
   Accrued liabilities                         24,392        20,624
   Income taxes payable                         2,654         4,938
   Current maturities of long-term debt        20,192         8,492
                                             --------      --------
Total current liabilities                      89,911        72,410

Long-term debt                                  8,816        19,262

Other liabilities                               2,800         2,758

Deferred income taxes                           3,772         3,638
                                             --------      --------

Total liabilities                             105,299        98,068
                                             --------      --------

Minority interest                               7,446         8,088
                                             --------      --------
Commitments and contingencies

Shareholders' Equity:

Capital stock                                  97,485        97,485

Additional paid-in-capital                     44,574        44,494

Accumulated other comprehensive earnings         (195)       (1,096)

Retained earnings                              74,551        70,218
                                             --------      --------

Total shareholders' equity                    216,415       211,101
                                             --------      --------
                                             $329,160      $317,257
                                             ========      ========

CoolBrands International Inc.
Consolidated Statements of Operations (Restated)
for the three months ended November 30, 2004 and 2003
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed thousands of dollars, except for per share data)

                                                     For the three months ended
                                                    ---------------------------
                                                    November 30,   November 30,
                                                        2004           2003
                                                    ------------   ------------
Net Revenues:

   Net sales                                           85,128         80,546
   Royalties, licensing, and consumer products
      license revenue                                   1,699            723
   Drayage and other income                             2,465         11,531
                                                       ------         ------

Total net revenues                                     89,292         92,800
                                                       ------         ------

   Cost of goods sold                                  75,824         68,827
   Selling, general and administrative expenses         8,226         11,741
   Stock-based compensation expense                        80          6,951
   Interest expense                                       355            433
                                                       ------         ------
Earnings before income taxes and minority
   interest                                             4,807          4,848

Minority interest                                        (642)           216
                                                       ------         ------

Earnings before income taxes                            5,449          4,632

Provision for income taxes                              1,116          1,444
                                                       ------         ------
Net earnings                                            4,333          3,188
                                                       ======         ======

Per share data:
Earnings per share:
Basic and diluted                                        0.08           0.06
                                                       ======         ======
Weighted average shares outstanding:

   Shares used in per share calculation - basic        55,893         54,413
   Shares used in per share calculation - diluted      56,109         55,891

CoolBrands International Inc.
Consolidated Statements of Shareholder's Equity (Restated)
For the three months ended November 30, 2004
--------------------------------------------------------------------------------
(Unaudited)
(Amounts are expressed in thousands of dollars)

                                                                      Accumulated
                                                                         other                     Total
                                                      Additional     comprehensive   Retained   Stockholder
                                   Capital Stock   paid-in-capital      earnings     Earnings      Equity
                                   -------------   ---------------   -------------   --------   -----------
Balance at August 31, 2004            $97,485          $44,494          $(1,096)      $70,218     $211,101
Comprehensive earnings:
Net earnings                                                                            4,333        4,333
Other comprehensive earnings,
net of income taxes:
Stock-based compensation expense                            80                                          80
Currency translation adjustment                                             901                        901
                                      -------          -------          -------       -------     --------
Balance at November 30, 2004          $97,485          $44,574          $  (195)      $74,551     $216,415
                                      =======          =======          =======       =======     ========

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Restated)
for the three months ended November 30, 2004 and 2003
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed thousands of dollars)

                                                                    For the three months ended
                                                                   ---------------------------
                                                                   November 30,   November 30,
                                                                       2004           2003
                                                                   ------------   ------------
Cash and short term investments provided by (used in):
Operating activities:
Net earnings                                                         $ 4,333        $ 3,188
Adjustments to reconcile net earnings to net cash flows
   from operating activities Depreciation and amortization             1,194          1,096
   Stock-based compensation expense                                       80          6,951
   Deferred income taxes                                                (143)        (4,207)
   Minority interest                                                    (642)           216
Cash effect of changes
   Receivables                                                           711         (3,930)
   Receivables - affiliates                                              949           (441)
   Allowance for doubtful accounts                                        25            457
   Inventories                                                        (1,414)          (939)
   Prepaid expenses                                                   (1,306)          (555)
   Other assets                                                         (146)           (76)
   Accounts payable                                                    4,768         (4,456)
   Payables - affiliates                                                (451)           (65)
   Accrued liabilities                                                 3,768          6,991
   Income taxes payable                                               (2,284)        (1,885)
   Other liabilities                                                      42            (75)
                                                                     -------        -------
Cash provided by operating activities                                  9,484          2,270
                                                                     -------        -------
Investing activities:
Purchase of property, plant and equipment                             (2,152)        (2,255)
Purchase of license agreements                                           (14)
Collection of notes receivable                                             4              2
                                                                     -------        -------
Cash used in investing activities                                     (2,162)        (2,253)
                                                                     -------        -------

Financing activities:
Proceeds from issuance of Class A and B shares                                       12,100
Capital contributions from minority interest                                          8,907
Change in revolving line of credit, secured                            2,223
Repayment of long-term debt                                             (969)        (3,752)
                                                                     -------        -------

Cash provided by financing activities                                  1,254         17,255
                                                                     -------        -------
(Decrease) in cash flow due to changes in foreign exchange rates      (2,100)          (900)
                                                                     -------        -------

Increase in cash and cash equivalents                                  6,476         16,372
Cash and cash equivalents - beginning of period                       36,277         21,760
                                                                     -------        -------

Cash and cash equivalents -end of period                             $42,753        $38,132
                                                                     =======        =======

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
November 30, 2004 and 2003
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

1.   Significant accounting policies

     The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2004. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

     Certain amounts have been reclassified to conform with the August 31, 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at November 30, 2004 and August 31, 2004, $28,050 and $28,050 respectively, as investments.

2.   Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.   Changes in accounting policy and restated financial statements

     The Company adopted the U.S dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. The Company adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principals.

     During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
November 30, 2004 and 2003
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

     Changes in accounting policy and restated financial statements (cont'd)

     The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenses must be deducted from revenue.

     Accordingly, our Consolidated Statements of Operations for the three months ended November 30, 2004 and 2003 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $11,192 and $11,102, respectively.

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for consumer trade promotion expenses in our Consolidated Statements of Operations:

                                                       For the three months ended
                                                      ---------------------------
                                                      November 30,   November 30,
                                                          2004           2003
                                                      ------------   ------------
Total net revenues in accordance with Canadian GAAP     $100,484       $103,902
Less consumer and trade promotion expenses               (11,192)       (11,102)
                                                        --------       --------
Total net revenues in accordance with U.S. GAAP         $ 89,292       $ 92,800
                                                        ========       ========

                                                         For the three months ended
                                                        ---------------------------
                                                        November 30,   November 30,
                                                            2004           2003
                                                        ------------   ------------
Total selling, general and administrative expenses in
   accordance with Canadian GAAP                          $ 19,418       $ 22,843
Less consumer and trade promotion expenses                 (11,192)       (11,102)
                                                          --------       --------
Total selling, general and administrative expenses in
   accordance with U.S. GAAP                              $  8,226       $ 11,741
                                                          ========       ========

          Product introduction expenses (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenses are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported Net earnings for the three months ended November 30, 2004 have been decreased by $923. Our reported net earnings for the three months ended November 30, 2003 was increased by $868.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
November 30, 2004 and 2003
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

     Changes in accounting policy and restated financial statements (cont'd)

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenses (slotting fees) in our Consolidated Statement of Operations:

                                                   For the three months ended
                                                  ---------------------------
                                                  November 30,   November 30,
                                                      2004           2003
                                                  ------------   ------------
Net earnings in accordance with Canadian GAAP        $5,256         $2,320
Adjustment for new product introduction expense        (923)           868
                                                     ------         ------
Net earnings in accordance with U.S. GAAP            $4,333         $3,188
                                                     ======         ======

     On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

     As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

     The adoption of this accounting policy had no effect for the three months ended November 30, 2004 and reduced earnings before income tax and minority interest for the three months ended November 30, 2003 by $5,794 with a corresponding increase to additional paid-in capital.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
November 30, 2004 and 2003
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

4.   Segment information

                                                                Franchising
                           Frozen                     Dairy         and
                          desserts   Foodservice   components    licensing    Corporate   Consolidated
                          --------   -----------   ----------   -----------   ---------   ------------
For the three months
ended November 30, 2004

Revenues                   $76,406      $4,611       $5,065        $3,166      $    44       $89,292

Inter-segment
   revenues                 11,794         115          597                         44        12,550

Segment earnings
  before income taxes        4,134         386          818           226         (115)        5,449

For the three months
ended November 30, 2003

Revenues                   $80,309      $3,914       $5,615        $2,943      $    19       $92,800

Inter-segment
   revenues                 14,268         137        1,189                         41        15,635

Segment earnings
   before income taxes       4,309         348          933            95       (1,053)        4,632

5.   Capital stock

     The Company had the following equity securities and stock options outstanding as of January 12, 2005:

   Class A
 Subordinate    Class B Multiple
Voting Shares     Voting Shares    Stock Options
-------------   ----------------   -------------
    49,891            6,030            3,740

6.   Subsequent event

     On December 22, 2004, CoolBrands announced that it entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately $ 59,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light 'n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. The transaction, which is subject to regulatory approval, is expected to be completed in the first calendar quarter of 2005. CoolBrands expects to finance approximately $ 45,000 in bank debt and utilize cash to pay for the remainder of the purchase price. CoolBrands estimates that this acquisition will contribute approximately $40,000 to $45,000 in revenues and net earnings of approximately $2,000 to $2,500 in the last half of fiscal 2005.